82-34643

unaxis

making IT possible

Media release

Rule 12g3-2(b) File No. 82-5190

31st Ordinary annual general meeting of shareholders of Unaxis Holding Inc. held on June 1, 2004

Lucerne, June 1, 2004 – At today's annual general meeting of Unaxis Holding Inc. the 612 shareholders in attendance approved of all motions proposed by the Board of Directors and granted the Board members discharge for the 2003 financial year. They also approved of the 2003 Company Report and a proposed dividend of CHF 2 per registered share with CHF 20 par value. Thomas P. Limberger was voted onto the Board of Directors. The former directors Jack Schmuckli and Bruno Widmer did not run for re-election to the Board. KPMG Fides Peat, Zurich, were elected as auditors and Group auditors.

Outlook

From today's vantage point, Unaxis is going on the assumption that 2004 will witness continuing improvement in the market situation, whereas the strongest growth dynamic is to be expected in Asia. Unaxis is well prepared for that development. Based on its leading position in the respective markets, as well as its global presence, Unaxis Corporation is in a position to exploit opportunities throughout the world. Unaxis therefore anticipates commensurate growth mainly in the Semiconductor Equipment segment. Given the possibility of further economic recovery, the Group's other segments should continue to experience a stable or improved course of business. Also going forward, the markets in which Unaxis operates will remain cyclical and vulnerable to disturbances. Nonetheless, Unaxis will accommodate potential fluctuations in demand with its increased flexibility and the rapid adjustment of production capacity.

dw 7/1

Unaxis Management Inc.
Churerstrasse 120
P.O. Box

Telephone +41 (0)58 360 96 96
Fax +41 (0)58 360 90 96
www.unaxis.com

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 (0)58 360 96 05
Fax +41 (0)58 360 91 93
E-mail media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 (0)58 360 96 22
Fax +41 (0)58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its five segments: Semiconductor Equipment (production systems for semiconductors and flat-panel displays); Data Storage Solutions (production systems for data storage devices); Coating Services (protective coatings for precision tools and components); Vacuum Solutions (vacuum technology); and Components and Special Systems (optical components and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2003 financial year, achieved sales of CHF 1.610 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 80 subsidiaries in 25 countries.